[LOGO] PARADIGM                         PARADIGM Advanced Technologies, Inc.
       Advanced Technologies, Inc.           25 Leek Crescent, Richmond Hill
                                                         ON, CANADA, L4B 4B3
                                                         Phone: 905.707-2172
                                                         Fax:   905.707-7106


October 2, 2000

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Att:  Michael Coco, Esq. , Attorney Examiner
Mail Stop:  0304



Re: 1998 Form SB-2 - File No 333-68203 Filed December 1, 1998 Request for Withdrawal of This Filing
        --------------------------------------



Dear Sirs:

     Request is hereby made for withdrawal of the above-referenced filing.

     Reason for the Withdrawal: A change occurred in the Company's plans
     -------------------------
for the 1998 offering which caused a postponement. Consequently the information in the filing is now stale. The Company has filed a new Form SB-2 containing current information, making the 1998 filing unnecessary.

     Certification of No Sales:  The Company hereby certifies that no securities
     --------------------------
were ever offered or sold pursuant to the 1998 filing.

                                        Very Truly Yours,


                                PARADIGM ADVANCED TECHNOLOGIES, INC.


                                     /s/ Selwyn Wener
                                By _____________________________
                                     Selwyn Wener
                                     Chief Financial Officer